SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒        Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 29, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated December 29, 2010, the Company reported that pursuant to the resolution decided by the Shareholders’ Meeting held on December 9, 2010 and its Board of Directors’ Meeting held on December 27, 2010, it decided to grant a cash dividend to its shareholders for an amount of Ps. 69,000,000 (Argentina legal currency), pro rata to their shareholdings. The cash dividend will be available for shareholders as from January 7, 2011 and will be equivalent to 13.895596843% of the Company’s share capital, and an amount per face value share of Arg. $0.13895596843 and an amount per ADR’s of Arg. $1.3895596843. The cash dividend will be paid in favor of all shareholders duly registered in Caja de Valores S.A.’s records before January 6, 2011. For shareholders holding registered shares, the payment will be subject to evidence of their identity, and will take place in Caja de Valores S.A. located at Nº362, 25 de Mayo Street, City of Buenos Aires, Argentina, from Monday to Friday between 10 a.m. to 3 p.m.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Vice Chairman of the Board of Directors

Dated: December 30, 2010.